Exhibit (a)(11)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of TechTeam Global, Inc. common stock.  The Offer (as defined below) described herein is made solely by the Offer to Purchase, dated November 12, 2010, and the related Letter of Transmittal, each of which is being delivered to holders of shares of TechTeam common stock.  Stefanini (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Stefanini becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Stefanini will make a good faith effort to comply with such state statute. If, after such good faith effort, Stefanini cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock

of

TechTeam Global, Inc.

by

Platinum Merger Sub, Inc.,

a wholly-owned subsidiary of

Stefanini International Holdings Ltd

at

$8.35 Net per Share

Platinum Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered in England and Wales (“Stefanini”), is offering to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of TechTeam Global, Inc., a Delaware corporation (“TechTeam”), at a purchase price of $8.35 per share, net to the seller in cash, without interest thereon and less any required tax withholdings (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein.  Tendering TechTeam stockholders whose Shares are registered in their own names and who tender their Shares directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer.  Stockholders of TechTeam who hold their Shares through brokers, dealers, banks, trust companies or other nominees should consult with such institutions to determine whether they will charge any service fees for tendering such stockholder’s Shares to Merger Sub in the Offer.  Merger Sub is offering to acquire all of the Shares as a first step in acquiring the entire equity interest in, and thus control of, TechTeam.  Following the purchase of Shares in the Offer, Stefanini and Merger Sub intend to consummate the Merger described below to acquire all of the outstanding Shares that are not tendered to, and accepted for payment by, Merger Sub in the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON DECEMBER 10, 2010, UNLESS THE OFFER IS EXTENDED.  SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined below) that number of Shares (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) that, together with any Shares then owned by Stefanini and Merger Sub (together with their wholly-owned subsidiaries), constitute at least a majority of the total number of then-outstanding Shares on a “fully diluted basis,” which include all Shares that TechTeam would be required to issue pursuant to the exercise, exchange or conversion, as applicable, of all “in the money” options, and all warrants and other rights to acquire, or securities convertible into or exchangeable for, Shares that are outstanding and that are vested (or that will be vested) immediately prior to the Purchase Time (as defined below).  The foregoing condition is referred to as the “Minimum Condition” in this Notice of Offer.  The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of the Offer to Purchase.  The Offer is not subject to any financing contingencies.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini, Merger Sub and TechTeam (the “Merger Agreement”), pursuant to which, following the satisfaction or waiver of certain conditions and the purchase by Merger Sub of Shares in the Offer, Merger Sub will be merged with and into TechTeam (the “Merger”), with TechTeam surviving the Merger as a wholly-owned subsidiary of Stefanini.  As a result of the Merger, each outstanding Share (other than Shares owned by Stefanini, Merger Sub, TechTeam or any wholly-owned subsidiary of Stefanini or TechTeam, or held in TechTeam’s treasury, or Shares owned by any stockholder of TechTeam who is entitled to and properly exercises appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required tax withholdings.

The TechTeam board of directors has unanimously:  (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of TechTeam and its stockholders; (ii) adopted and approved the Merger Agreement; (iii) directed that the Merger Agreement be submitted to the holders of Shares for adoption as promptly as practicable after the first time as of which Merger Sub accepts any Shares for payment pursuant to the Offer (the “Purchase Time”) (unless the Merger can be consummated without such vote under the DGCL); and (iv) resolved to recommend that TechTeam’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and, if required to consummate the Merger under the DGCL, adopt the Merger Agreement.

Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), promptly after the Expiration Date, Merger Sub will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Date and not withdrawn prior to such date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of the Offer to Purchase.  For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date as, if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance for payment of such Shares.  Subject to the conditions to the Offer, payment for Shares that are accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for stockholders tendering Shares in the Offer for the purpose of receiving payment from Merger Sub and transmitting payment to such stockholders whose Shares have been accepted for payment pursuant to the Offer.  For a stockholder to validly tender Shares in the Offer:  (i) the certificate(s) representing the tendered Shares, together with the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase prior to the Expiration Date; (ii) in the case of a tender effected pursuant to the book-entry transfer procedures described in Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer) of the Offer to Purchase (a) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in Section 2 of the Offer to Purchase), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase prior to the Expiration Date and (b) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase and a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) must be received by the Depositary prior to the Expiration Date or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described in Section 2 of the Offer to Purchase prior to the Expiration Date.

Under no circumstances will interest be paid by Merger Sub on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 10, 2010, unless and until Merger Sub extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Merger Sub, will expire.

Under the terms of the Merger Agreement, subject to the parties’ respective termination rights thereunder (as described in Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee The Support Agreements) of the Offer to Purchase), the Offer may be extended as follows:  Merger Sub (i) will, if requested by TechTeam prior to the Expiration Date and otherwise may, in its discretion and without the consent of TechTeam or any other person, extend the Offer for one or more periods of time of up to ten (10) business days per extension, if at any scheduled expiration of the Offer any of the conditions to the Offer (including, for the avoidance of doubt, the Minimum Condition) are not satisfied; (ii) will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of The NASDAQ Stock Market LLC applicable to the Offer; (iii) may, in its discretion, elect to provide a “subsequent offering period” (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless Stefanini, Merger Sub and their respective subsidiaries would beneficially own at least 90% of the Shares (including Shares tendered in the Offer and not withdrawn) if the Purchase Time would occur immediately following the then-scheduled expiration of the Offer; (iv) may extend the offer for one or more periods of up to an aggregate of 10 business days (for all such extensions) if, assuming the Purchase Time were to occur immediately following the then-scheduled expiration of the Offer, Stefanini, Merger Sub and their respective subsidiaries would beneficially own more than 80% of the Shares outstanding at that time but less than 90% of the Shares (including Shares tendered in the Offer and not withdrawn), and (v) shall extend the Offer in accordance with Section 6.3(c) of the Merger Agreement, until 5:00 p.m. on the first business day after the expiration of any “Negotiation Period” (as defined in Section 6.3(c) of the Merger Agreement).  However, in no circumstance will the Offer extend beyond March 1, 2011 (or such later date as may be required under Section 6.3(c) of the Merger Agreement).

If Merger Sub extends the Offer, Merger Sub will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such Shares.  Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

In the event that, following the Purchase Time, Merger Sub, in its discretion or at the request of TechTeam as described above, provides for a subsequent offering period, which will be of no fewer than three (3) business days in length and otherwise in accordance with Rule 14d-11 under the Exchange Act (or one or more extensions of such period), no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for payment or that are tendered during such subsequent offering period.  A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided.  Merger Sub will promptly accept for payment, and pay for, all Shares that are validly tendered to Merger Sub during any such subsequent offering period (or any extension of such period), for the same price paid to holders of Shares that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash, without interest thereon and less any required tax withholdings.  Holders of Shares that are validly tendered to Merger Sub during any such subsequent offering period (or any extension thereof) will not have the right to withdraw such tendered Shares.

For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary prior to the Expiration Date at one of its addresses listed on the back cover of the Offer to Purchase, specifying the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.  If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or by any other eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Exchange Act (each such institution, an “Eligible Institution”), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution.  If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.  Withdrawals of Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer.  Withdrawn Shares may be re-tendered in the Offer, however, at any time prior to the Expiration Date by following one of the procedures described in Section 2 of the Offer to Purchase.  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub in its sole discretion, which determination will be final and binding.  None of Merger Sub, Stefanini, TechTeam, the Depositary, MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

TechTeam has provided Merger Sub with a list and security position listings of TechTeam’s stockholders for the purpose of disseminating the Offer to holders of Shares.  The Offer to Purchase and the Letter of Transmittal and other materials related to the Offer will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of TechTeam’s stockholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.  Generally, this means that a TechTeam stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between (i) the amount of cash the stockholder receives in the Offer or the Merger and (ii) the stockholder’s adjusted tax basis in the common stock surrendered therefor.  If such gain or loss is a capital gain or capital loss, the gain or loss will be long-term capital gain or long-term capital loss if the holder has held TechTeam common stock for more than one year as of the date of the sale of such TechTeam common stock by such holder in the Offer or the Merger.  TechTeam stockholders should consult their own tax advisors with respect to the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.  For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 (Certain Material United States Federal Income Tax Consequences) of the Offer to Purchase.

Merger Sub expressly reserves the right (but is not obligated under the terms of the Merger Agreement or for any other reason) to increase the Offer Price and to waive any condition to the Offer or to make any other changes in the terms of and conditions to the Offer, subject to the terms of the Merger Agreement, which provides that the Minimum Tender Condition and the condition that the Merger Agreement has not been terminated in accordance with its terms may not be waived and certain other modifications to the Offer may not be made without the prior written consent of TechTeam.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and Letter of Transmittal contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below.  Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Merger Sub’s expense.  No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
tenderoffer@mackenziepartners.com
Call Collect:  (212) 929-5500
or
Toll-Free:  (800) 322-2885

November 12, 2010